AVTO METALS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the six months ending 30 September 2006
for the second quarter of Fiscal Year 2007

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

PROFIT AND LOSS ACCOUNT
For the three months ended 30 September 2006

	30 September 2006 $	30 September 2005 $
Expenditure		
Administration fees	32,400	32,400
Loss for the period	32,400	32,400
Accumulated Loss at beginning of the period	81,000	16,200
Accumulated Loss at end of the period	$ 113,400	$ 48,600

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

BALANCE SHEET
As at 30 September 2006

	30 September 2006	30 September 2005
	$	$
Current Assets		
Accounts Receivable	1,028,420	1,093,220
Total Net Assets	$ 1,028,420	$ 1,093,220
Capital and Reserves		
Issued Share Capital	53,586	53,586
Share Premium Account	1,088,234	1,088,234
Accumulated Loss	(113,400)	(48,600)
Total Shareholders' Funds	$ 1,028,420	$ 1,093,220
Number of Shares in Issue	5,358,615	5,358,615